ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2009
Dated: March 25, 2010

-i-

ITEM 1:             PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 25, 2010, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2009 being the date of the Company’s most recently audited financial year end.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  the Company’s plans at the Rosemont Project;
  estimated production; and
  capital and operating and cash flow estimates.

Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses, requirements for additional capital, dilution, loss of its material properties, interest rates increase, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors discussed in the section entitled “Risk Factors” in this AIF and in the documents incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the

Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements or information, which speak only as of the date the statements were made, while considering the risks set forth below under the section “Risk Factors”.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

ITEM 2:             CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2900 – Five Bentall Centre, 550 Burrard Street, Vancouver, BC, V6C 0A3. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246. In addition, the Company’s wholly owned subsidiary, Rosemont Copper Company, has an office in Tucson, Arizona.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador and as such is required to make filings on a continuous basis thereunder. Such material information is available for inspection on the SEDAR website at www.sedar.com.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the NYSE Amex Equities (“NYSE Amex”) under the symbol “AZC”. The Company also trades its common shares on the Frankfurt Stock Exchange (“FWB”) under the symbol “A5R”.

The Company has an unlimited number of common shares without par value authorized. At the date of this AIF, there were 119,000,480 shares issued and outstanding.

Subsidiaries

Effective October 1, 2008, the Company re-organized its ownership of Rosemont Copper Company and the Rosemont copper project (the “Reorganization”) by interjecting US and Canadian subsidiaries. The Rosemont Copper Company remains wholly owned by Augusta, albeit indirectly through such corporate chain (the “Rosemont Corporate Chain”).

The Company currently has four material subsidiaries, being Augusta Resource (Canada) Corporation (incorporated in British Columbia), Augusta Resource (US) Corporation (organized under the laws of Nevada), Augusta Resource (US) Holding Corporation (organized under the laws of Nevada) and Rosemont Copper Company (organized under the laws of Arizona).

ITEM 3:             GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Company is engaged in the acquisition, exploration and development of natural mineral resource properties. Currently the Company’s only material property is the Rosemont copper property located in Pima County, Arizona (the “Rosemont Property”). Under an option agreement dated April 18, 2005 the Company secured the right to purchase a 100% working interest in the Rosemont Property, subject to a 3% NSR. On June 1, 2005, the Company made the first option payment of $6.7 million and on March 31, 2006 the Company completed the remaining payments totalling $13.7 million, after a reduction for early payment provisions and thereby acquired a 100% working interest in the property subject to the 3% NSR.

On March 17, 2006, the Company announced the closing of an offering of 23,210,000 special warrants (the “Special Warrants”) at a price of $1.90 per Special Warrant for aggregate gross proceeds to the Company of Cdn$44,099,000 (the “Special Warrant Offering”). Each Special Warrant entitled the holder to acquire, without payment of additional consideration one share and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant entitled the holder to purchase one common share of the Company at a price of Cdn$4.10 per share until March 17, 2008. On April 27, 2006, the Company received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006, qualifying the distribution of the 23,210,000 common shares, 11,605,000 common share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the Special Warrant Offering. All 12,997,600 Warrants expired unexercised on March 17, 2008.

The net proceeds of the Special Warrant Offering were used to finance the purchase of 100% of the Rosemont Property, to complete a NI 43-101 compliant feasibility study on the Rosemont Property, to advance permitting at the Rosemont deposit and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mount Hamilton, Shell, Monte Cristo and Lone Mountain properties.

In August 2006, the Company commenced a feasibility study on the Rosemont Property. M3 Engineering and Technology Corporation (“M3”) of Tucson, Arizona was awarded the contract for the feasibility study after a due bid and selection process.

In April 2007, the Company filed the 2007 Mineral Resource Update for the Rosemont copper project (“Rosemont Project”) which reported 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million lbs of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million lbs of Mo in inferred resources. The estimate also included a new silver (“Ag”) resource for the deposit, which quantified approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources. The results of this NI 43-101 compliant report were incorporated in the Rosemont Copper Project Feasibility Study completed in August 2007 (the “2007 Feasibility Study”).

In June 2007, the Company completed a private placement of 10,719,827 common shares at Cdn$3.50 per share for total proceeds of Cdn$37,519,394. The placement was subscribed for by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”) as to 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”) as to 3,119,827 common shares resulting in Sumitomo holding 8.7% interest in Augusta and Harbinger holding 19.9% (from 18.6%) in Augusta. Proceeds from the placement were used towards the advancement of the Rosemont Project and for general working capital purposes.

In July 2007, the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service (“US Forest Service”). The detailed plan for Augusta’s Rosemont Project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees.

On August 28, 2007, the Company filed the 2007 Feasibility Study announcing that the Board of Directors had accepted the results of the 2007 Feasibility Study for the Rosemont Project as a low cost open pit mine and approved the development of the project.

During the latter part of 2007 as the Company’s efforts became focused on advancing the Rosemont Project (details provided below) the Company entered into a definitive agreement with Ely Gold and Minerals Inc. (“Ely”) with respect to the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties with the final closing of the agreement occurring in late February 2008. The consideration for the sale was $6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of Cdn$0.50 per share. These warrants expired unexercised. The cash portion of the purchase price will be payable in instalments over five years, with $1,625,000 payable on closing and an additional $1,000,000 payable each 12 months thereafter. On February 25, 2009, the Company received the first instalment payment of $1,000,000. On November 16, 2009 the Company agreed to amend and extend the terms of payment of the remaining $4,000,000 owing for an additional two years ending in June 2015. As consideration for the extension, Ely issued to the Company 2,000,000 warrants, each exercisable for one common share at Cdn$0.25 per common share until May 16, 2011. The shares of the subsidiaries are pledged to the Company as its sole recourse for non-payment of any portion of the purchase price. As the fair value of the consideration received is less than the carrying value of the assets sold, the Company recorded an asset impairment charge of $1.2 million.

As the Company was advancing its projects through the exploration and development process additional technical personnel were hired in Colorado. Following the development decision by the Board of Directors, the Company hired additional key employees in Tucson. With the increase in activities the Company also hired additional staff in Vancouver.

During the remainder of 2007 and to mid-2008 the Company advanced certain aspects of the project including the ordering of long lead time equipment including a SAG mill, two ball mills, three gearless mill drives, a gyratory crusher and three electric mining shovels.

In April 2008, the Company announced the award of a $56 million engineering, procurement and construction management (“EPCM”) contract to M3 for the development and construction of the Rosemont copper mine which can be cancelled without penalty.

Application for the operation permits were initiated after submittal of the MPO and in early 2008 the 20 year ground water withdrawal permit was approved and issued by the Department of Water Resources.

On June 17, 2008, the Company announced that its wholly owned subsidiary Rosemont Copper Company had entered into a loan agreement (the “Sumitomo Loan Agreement”) with Sumitomo. Pursuant to the Sumitomo Loan Agreement, Sumitomo agreed to provide a $40,000,000 loan facility to be drawn down by the Rosemont Copper Company over the 12-month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). As at June 12, 2009 the full amount of the facility had been drawn. Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the common shares and assets of Rosemont Copper Company, including deposits made on the long-lead time equipment ordered by the Rosemont Copper Company, and will mature in June 2010. In exchange for the loan, the Company granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont Project.

These rights expired unexercised. The Reorganization necessitated an amendment to the Sumitomo Loan Agreement between Rosemont Copper Company and Sumitomo dated January 12, 2009 and effective October 1, 2008, whereby existing security granted by the Company in the shares of Rosemont Copper Company was replaced by security in the shares of each company in the Rosemont Corporate Chain, including those of Rosemont Copper Company. In addition, guarantees of the obligations of the Company under the Sumitomo Loan Agreement were also granted by each company in the Rosemont Corporate Chain. In March 2009, the Rosemont Copper Company and Sumitomo entered into a second amendment of the Sumitomo Loan Agreement whereby the parties clarified that the final draw of the loan could be less than the minimum prescribed draw amount.

In September 2008, Augusta added operational expertise to its Board of Directors by appointing Mr. Tim C. Baker. Mr. Baker brings to the Board of Augusta over 30 years of extensive project development and operations experience.

In October 2008, Augusta completed an updated mineral resource estimate showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent representing a 5% increase over the previous resource calculation that had been completed in the first quarter of 2007. The associated inferred resource increased by 14% on the basis of an additional 268 million pounds of copper equivalent.

In November 2008, Augusta completed an update of Rosemont’s proven and probable mineral reserve estimate, which totaled 616.32 million tons of ore (including oxide and sulfide). This represented a 14% increase over the previous reserve estimate set out in the 2007 Feasibility Study.

Results of the mineral resource and mineral reserve update formed part of the Updated Rosemont Copper Project Updated Feasibility Study completed in January 2009 (the “2009 Feasibility Study”). The 2009 Feasibility Study re-confirmed Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The 2009 Feasibility Study concluded that Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

On April 17, 2009, the Company closed a non-brokered private placement of 3.35 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000. Each unit comprises one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of Cdn$2.30 per common share until April 17, 2010.

In July 2009, the Company received written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan has been approved. Also in July 2009 the Company announced the signing of an agreement by Rosemont Copper Company for the purchase of 23, 250-ton Caterpillar 793F haulage trucks from Empire Southwest LLC a Caterpillar dealership headquartered in Mesa, Arizona. Contingent with the purchase agreement signed by the parties, Augusta and Caterpillar Financial Services Corporation, USA have agreed on a term sheet for a capital lease of the Caterpillar trucks and other related equipment for an amount up to $100 million.

In progression with its business and development strategy, the Company required additional funding and in August 2009, the Company closed a Cdn$25 million bought deal financing (the “2009 Prospectus Offering”), plus a 15% over-allotment option exercised in full, for gross proceeds of Cdn$28,758,740. The offering was conducted by a syndicate of underwriters led by Wellington West Capital Markets Inc. and including Cormark Securities Inc., CIBC World Markets Inc. and TD Securities Inc. for the issuance of 12,380,000 common shares plus 1,857,000 common shares pursuant to the over-allotment option at a price of Cdn$2.02 per common share.

In October 2009, Augusta retained Endeavour Financial International Corporation (“Endeavour”) as financial advisor with respect to project financing for the Rosemont Copper Project in Arizona.

During the latter part of 2009 Augusta was advised by the US Forest Service of the new timeline for completion of the Draft Environmental Impact Statement (the “DEIS”) and the final Record of Decision (the “ROD”) for the Rosemont Project. The revised US Forest Service schedule shows the DEIS released to the public in the second quarter of 2010, followed immediately by a series of public meetings and a comment period. The ROD is scheduled for the fourth quarter of 2010.

On January 4, 2010, Augusta announced that it signed a credit approved term sheet with Red Kite relating to a US$40 million senior secured loan and copper concentrate off-take agreement for the Rosemont Project. Red Kite has issued a commitment letter subject to any required regulatory approvals and customary due diligence and legal documentation. The Loan bears interest at LIBOR plus 4.5% and will mature on the earlier of: (1) two years from the closing date; or (2) the date of closing of the Rosemont project senior debt financing facility. The Company also has a one-time option to declare no later than 18 months after closing of the Loan to extend the maturity date by one year for a fee of 2%. Under the terms of the off-take agreement, Red Kite will purchase up to 15% of Rosemont’s copper concentrates up to a maximum 45,000 dry tonnes year for a 10-year period. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. As part of the loan agreement the Company will pay an origination fee of 2% and will also issue to Red Kite 1,666,666 warrants exercisable at Cdn$3.90 per share for three years from closing. Proceeds from the loan will be used for repayment of the outstanding balance payable by Rosemont Copper Company under the Sumitomo Loan Agreement.

On February 11, 2010, Augusta announced it signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) under which the Company agreed to sell to Silver Wheaton silver and gold ounces equal to 100% of the payable silver and gold to be produced by the Company’s Rosemont Project. Silver Wheaton will pay Augusta upfront cash payments totalling $230 million and payments of $3.90 per ounce of silver and $450 per ounce of gold delivered during the mine life, or the prevailing market prices, if lower.

On March 12, 2010, Augusta closed the Cdn$32.5 million bought deal financing, conducted by a syndicate of underwriters led by TD Securities Inc. and Wellington West Capital Markets Inc. for the issuance of 11,820,000 common shares of the Company at a price of Cdn$2.75 per common share for gross proceeds of Cdn$32,505,000. Proceeds of this financing will be used to advance the development of the Rosemont Property and for general working capital purposes

For a more detailed discussion of the Rosemont Project and the anticipated business activities in 2010 refer to the “Material Mineral Project” below.

ITEM 4:             NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and, if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory or development stage and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont Copper Property located in Pima County, Arizona.

The Company depends on equity capital and debt to finance its activities.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine construction, permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. It may be difficult to locate competent employees and consultants in such fields. So far, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. It is possible, however, that delays or increased costs may be experienced in order to proceed with its planned business activities if the Company is unable to retain such expertise.

Competitive Conditions

Competition in the mining industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to volatility of the metal prices. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of copper and, to a lesser degree to other metal prices such as molybdenum, silver and gold. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rate, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials. The Company has no revenue and does not expect to generate any revenues until completion of construction at the Rosemont Project and Rosemont reaches commercial production in 2012. As a result, the Company relies on equity and debt financing to finance its business activities and any adverse global economic crisis may cause a detrimental effect on the Company’s ability to raise equity and debt financings.

Environmental

The Company’s Rosemont Property is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Rosemont Property reaches a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production.

Employees

As at December 31, 2009, the Company had eight employees in the Vancouver, British Columbia office, nine employees in the Glendale, Colorado office and fourteen employees in the Tucson, Arizona. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. Seven of the Vancouver office employees also have responsibilities with other publicly traded companies. The Company only pays its share of the costs of these employees. Upon finalization of the permitting process, the Company will embark on a significant hiring program to ensure there is adequate staffing and they are fully trained in time for commercial production.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should invest in the common shares of the Company. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

The Company has a history of losses and anticipates that it will continue to incur losses for the foreseeable future.

The Company has historically incurred losses as evidenced by its financial statements, including the consolidated statements of operations contained in its annual audited financial statements for the year ending December 31, 2009.

While the Company’s only material property is the Rosemont Property, the Company’s efforts have focused on acquiring, exploring, advancing and developing mineral properties. The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, which is not expected to be for several years, if at all.

The Company will require additional capital to fund its business plans.

As of December 31, 2009, Augusta had a working capital deficit of $47.48 million. In early 2010, the Company had secured or will secure sufficient capital to cover its working capital deficit and ongoing expenditures until the end of third quarter 2010. Augusta has no revenue from operations and does not expect to generate any revenue until 2012 when the Rosemont project is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter as the Company begins the construction phase in order to remain on schedule with the permitting plan. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests in the event there is a joint venture partner.

The Company has historically depended on distributions of its securities to fund its working capital and funding requirements.

Historically, the Company has raised funds principally through the sale of securities of Augusta. Additional equity financing would cause dilution to Augusta’s existing shareholders. In addition, the unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company’s common shares.

As at the date of this AIF, 119,000,480 common shares of Augusta were issued and outstanding. In addition, Augusta had outstanding 8,432,467 stock options, 3,350,000 warrants, 213,554 compensation options and 243,334 restricted share units, which in aggregate may result in the issuance of 12,239,355common shares. With respect to the stock options, 6,432,453 are vested. The outstanding stock options are exercisable at between Cdn$0.68 and Cdn$4.97 and expire between March 28, 2010 and December 3, 2018. No restricted share units are vested. The restricted share units were issued at a deemed price of Cdn$2.41 and expire on December 31, 2013.

All of the warrants were issued on April 17, 2009 in connection with the private placement completed in April 2009 and are exercisable until April 17, 2010 at an exercise price of Cdn$2.30. The compensation options were issued on August 19, 2009 in connection with the 2009 Prospectus Offering and are exercisable until August 6, 2010 at an exercise price of Cdn$2.19.

The Company could lose its only material property in the event of a default under the loan agreement with Sumitomo.

The Company’s obligations under the Sumitomo Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the Sumitomo Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Sumitomo is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment. If the transaction with Red Kite is completed, the Sumitomo loan will be repaid from Red Kite loan proceeds and security to Rosemont Copper Company’s common shares and assets will be transferred from Sumitomo to Red Kite.

The Company may be subject to risks relating to the global economy.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Augusta’s access to capital or increase the cost of capital. In 2007 and into 2008, the US credit markets began to experience serious disruption due to deterioration in the residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and continued through to the first half of 2009, causing a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the US and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital to finance its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s common shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

The Company has no history of production and may never place any of its properties into production.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. The Company may not generate any revenues or achieve profitability.

The Company’s exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the conduct of exploration programs. The Company is currently advancing detailed engineering work in preparation for construction and as such it is largely beyond the exploration stage for its Rosemont Property. The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;
  the availability of exploration permits;
  the quality of the Company’s management and its geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures and time are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company’s exploration and development projects have not had any revenues from operations upon which to base estimates of future operating costs or future revenues from operations. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated.

Any of the following events, among others, could affect the profitability or economic feasibility of a project, unanticipated changes in grade and tonnage of ore to be mined and processed, unanticipated adverse geotechnical conditions, incorrect data on which engineering assumptions are made, costs of constructing and operating a mine in a specific environment, availability and costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface tenure on which to locate processing and refining facilities, adequate access to the site, including competing land uses (such as agriculture and illegal mining), unanticipated transportation costs, and accidents, labour actions and force majeure events.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated.

The decision by the Company to proceed with the development of the Rosemont Project was based on economic projections determined as part of the 2007 Feasibility Study process later supported by the 2009 Feasibility Study completed in January 2009. Included in these projections were estimates for metal production and capital and operating costs. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect the Company’s assets.

The Company may be involved in disputes with other parties in the future, which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at the Rosemont Property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes its exploration project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company will require exploration and mining permits and licences.

No guarantee can be given that the necessary exploration and mining permits and licences will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

The Company’s operations are subject to environmental risks.

All phases of the Company’s operations are subject to federal, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then the Company may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

The Company’s Common Shares may be subject to price and volume fluctuations and the market price for the common shares of the Company may drop below the price at which such common shares were purchased.

In recent years, securities markets have experienced considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily related to the operating performance, underlying asset values, exploration success or prospects of such companies. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which Augusta trades, suggest the trading price of the common shares will continue to be volatile. There can be no assurance that such fluctuations will not affect the price of Augusta’s common shares and that the price of such common shares may decline below the purchase price paid for such common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Any metal price hedging activities undertaken by the Company may also limit the price that it can realize on such metals.

Other than in respect of the silver and gold purchase arrangement entered into with Silver Wheaton, the Company has no hedges in place against movements of metal prices. The Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the prices of metal and to minimize the effect of declines in prices on results of operations for a period of time. Although hedging activities may protect a company against low metal prices, they may also limit the price that can be realized on the relevant metal that is subject to forward sales and call options where the market price of the relevant metal exceeds the price in a forward sale or call option contract.

The Company may incur losses associated with foreign currency fluctuations.

The Company operates predominantly in the US and Canada, and incurs most of its expenses in the Company’s sole material property, which is located in the US. Consequently, a significant portion of the Company’s operating expenses are incurred in US dollars. The fluctuation of the exchange rate between the US dollar and the Canadian dollar will affect the values of the securities of the Company and the financial conditions of the Company.

The Company is dependent on its key personnel.

The Company’s success depends on its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and cannot be certain that it will be able to attract and retain such personnel.

The Company’s officers and directors may have potential conflicts of interest.

Certain of the Company’s directors and officers serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.

The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the Company’s needs, will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company provides indemnity and protection to its directors and officers.

Section 7 of Augusta’s By-Law No.1 provides that Augusta shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Augusta’s request as a director or officer of a body corporate of which Augusta is or was a shareholder or creditor against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment. Thus, Augusta may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

The Company does not intend to pay dividends.

Augusta has never paid a dividend to its shareholders and intends to retain its cash for the continued development of its business. Augusta does not intend to pay cash dividends on its common stock in the foreseeable future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell the Company’s common shares in the secondary market.

The Company faces increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s common shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Property in Pima County, Arizona. After making the initial payment of $6.7 million in June 2005, the Company completed the remaining payment of $13.7 million on March 31, 2006, after adjusting for early payment provisions, and thereby acquired a 100% working interest in the property subject to the 3% NSR.

The Rosemont Property, which includes patented and unpatented claims, fee land and leased grazing ranchland, is approximately 50 kilometres southeast of Tucson. The Rosemont Property covers most of the Rosemont Mining District and adjacent Helvetia Mining District and contains an open-pit mineable copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposit, as well as other exploration targets, on patented mining claims. Taken together the land position is sufficient to allow mining of the open pit, processing of ore, storage of tailings, disposal of waste rock, and operation of milling equipment. These lands are accessible under provisions of the General Mining Law, subject to obtaining approval from the US Forest Service after completion of an EIS process. The EIS process includes interagency consultation on endangered species and cultural resources. The use of the project surface rights will require obtaining a number of federal, state, and local permits and approvals, which are now in progress.

The Rosemont deposit, the principal known area of mineralization on the Rosemont Property, is a typical representative of the porphyry copper class of deposits. Similar to many of other south-western US deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes.

The eastern portion of the property is easily reached from the city of Tucson by traveling Interstate Highway I-10 approximately 25 miles (40 kilometres) east to its intersection with Arizona State Highway 83, then continuing south for approximately 11 miles (18 kilometres) where Highway 83 crosses the Rosemont Property. From Highway 83, a number of unimproved dirt roads access various locations on the property. The western portion of the property is reached from Tucson by following Interstate Highway I-19 south about 20 miles (30 kilometres) to the town of Sahuarita, then east 10-15 miles (20 km) along any of a number of unpaved roads that lead to the property.

Weather presents no significant difficulties to mining operations in the area. The semi-arid climate, typical of the Arizona-Sonoran Desert, produces an average of about 8 inches (20 centimetres) annual rainfall, mostly during the late summer and winter months. Temperatures range from about 25ºF to 115ºF (-4ºC to 45ºC). The resulting vegetation ranges from mesquite and grasses in the lower elevations to oak, pine and juniper in the mountains.

Sufficient mining personnel are available within commuting distance of the site. Tucson, Arizona is a city in excess of 500,000 people and has a well known history of mining in the area. The proximity of the property to the metropolitan Tucson area allows for the convenient transportation of workers, equipment, and supplies to the site using established road ways.

Environmental/Permitting

In July 2007 the Company formally filed the MPO with the US Forest Service. The detailed plan for Augusta’s Rosemont Project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

•

Significant Economic Benefits – The Rosemont Project is expected to produce 221 million pounds of copper per year (for the first eight years), along with significant amounts of molybdenum and silver. The Rosemont Project alone may produce 10% of the entire US copper production. About 450 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

•

Water Conservation – The Rosemont Project design avoids impacts to the Davidson Canyon and Cienega Creek watershed. The Rosemont Project water supply is permitted from the Tucson Aquifer, where available CAP water is already being purchased and stored in advance. The Rosemont Project will replace the water removed from the local aquifer. In addition, new water conservation and recycling techniques at the Rosemont Project will save 50 to 60% of the total water used in traditional mining.

•

Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices throughout the mine life. These practices include greenhouse and test plot studies for optimum re-vegetation, use of cattle to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83.

•

Community Endowment – At the end of the estimated 20 years of production, the Rosemont facility will be reclaimed to open space, with certain lands protected with recreation and conservation easements in perpetuity. In addition, interest earned from the project community endowment will provide funds to support local projects for generations to come.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Project. A total of 45,000 acre feet of water delivered by the Central Arizona Project has been stored in the Tucson active management area basin, enough for an estimated 8 -9 years operating supply.

Using the MPO as a basis for permitting, the National Environmental Policy Act (“NEPA”) process was officially launched during the first quarter of 2008 when both the US Forest Service and the Bureau of Land Management made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an EIS under federal law.

The EIS timeline issued by the US Forest Service sets out detailed specific steps in the process and projects a ROD in the fourth quarter of 2010. RODs will be issued by the US Forest Service and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for impact of mining activities on waters of the US.

Applications for operation permits were initiated after submittal of the MPO. Of these, the 20-year groundwater withdrawal permit, was approved and issued by Department Water Resources in early 2008. In July 2009 the land reclamation plan was approved by the Arizona State Mine Inspector. Other permits to be issued include the following:

  The Aquifer Protection Permit issued by the Arizona Department of Environmental Quality that sets the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit that will be issued by the Pima County Department of Environmental Quality which will set requirements for dust control and process management;

  The Certificate of Environmental Compliance Process that is managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process that will provide a route to get water and power to Rosemont.

In May 2009, the Company received a notification from the Arizona Department of Environmental Quality that the Aquifer Protection Permit was Administratively Complete and was in Technical Review. In the Fourth Quarter 2009, the Department issued a preliminary hydrological review letter, which is one of the two requirements in the Technical Review process. Meetings are scheduled in the first quarter 2010 with the Department to discuss the results of the Technical Review

In the fourth quarter 2009 Rosemont completed the preparation of field test plots for the re-vegetation study being conducted in conjunction with the University of Arizona. The test plots were designed to determine which native plants will re-vegetate most quickly to support the habitat, and to evaluate the planting methods available. The approval of land reclamation plan by the Arizona State Mine Inspector was important to moving these studies forward from the greenhouse testing phase.

2009 Feasibility Study

In late 2008 Augusta completed an updated mineral resource estimate and an update of Rosemont’s proven and probable mineral reserve estimate. The updated estimates represent a 5% increase in the measured and indicated resource and a 14% increase in the mineral reserve estimate over the previous estimates completed as part of the 2007 Feasibility Study. Results of the 2008 mineral resource update and the 2008 mineral reserve update were incorporated in the 2009 Feasibility Study filed in January 2009.

Results of the 2009 Feasibility Study reconfirmed Rosemont as an economically robust copper/molybdenum mine with low development risk. Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project generates an NPV (5%) of $1.2 billion, an after-tax IRR of 17.8%, and a payback of five years on an after-tax basis. Even applying the average spot metal prices witnessed in December 2008 of $1.36 per pound copper, $11.00 per pound of molybdenum and $10.79 per ounce of silver, the project generates an after-tax IRR of 7.7% .

Cash costs are estimated at $0.62 per pound of copper, net of by-product credits, while the total capital cost is estimated at $897 million. The mine life based on current mineral reserves is 21 years, with cathode production anticipated commencing in the fourth quarter of 2011 and concentrate production anticipated in the first quarter of 2012.

The following is an extract of the Summary section of the report on the 2009 Feasibility Study entitled “NI 43-101 Technical Report For the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA”, dated January 14, 2009 (Volume 1) filed on SEDAR. The principal author responsible for the overall preparation of the 2009 Feasibility Study is Dr. Conrad Huss, P.E., Qualified Person, of M3 Engineering & Technology Corporation and other contributors to the 2009 Feasibility Study include: William L. Rose, P.E. a Qualified Person, of WLR Consulting, Inc., Thomas L. Drielick, P.E., a Qualified Person, of M3 Engineering & Technology Corporation, Robert Fong, P.E., a Qualified Person, of Moose Mountain Technical Services and John Ajie, P.E., a Qualified Person, of URS Washington Division. Additional details regarding the Rosemont Property may be obtained from the 2009 Feasibility Study available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

SUMMARY

Property

The Rosemont Property is primarily a copper mining project with appreciable amounts of molybdenum and silver by-products. Rosemont is being developed by Augusta. The property consists of 132 patented lode claims comprising about 1969 acres (797 hectares) and a contiguous package of 949 unpatented lode mining claims comprising more than 12,000 acres (4,860 hectares) which surround the core of patented claims. There are also 10 blocks of fee land associated with the property, consisting of a number of individual parcels that enclose an additional 911 acres (369 hectares). The area covered by patented claims, unpatented claims and fee land totals approximately 15,000 acres (6,070 hectares), and is situated within the historic Helvetia Mining District on the northwestern flank of the Santa Rita Mountain Range and the Rosemont Mining District on the northeastern flank of the Santa Rita Mountain Range.

Mining activity in the Helvetia and Rosemont Mining Districts dates to the mid 1800s, and by the 1880s production from mines on both sides of the Santa Rita Mountains supported the construction and operation of the Columbia Smelter at Helvetia, on the western side, and the Rosemont Smelter in the Rosemont Mining District on the eastern side. Production ceased in 1951 after production of about 227,300 tons of ore containing an estimated 17.3 million pounds of copper, 1.1 million pounds of zinc and 180,760 ounces of silver.

The copper mineralization of the Rosemont deposit is primarily sulfide with a cap of oxide copper close to the surface. The sulfide and oxide ore will be mined through conventional open pit mining techniques. Sulfide ore will be processed by crushing, grinding, and flotation to produce a copper concentrate product and a molybdenum concentrate product for market. The run of mine (ROM) oxide ore will be leached and the resulting leach solution processed through a solvent extraction and electrowinning facility to produce a copper cathode product for market.

Location

The Rosemont copper-molybdenum-silver deposit is located in Pima County, Arizona, USA on the northeastern flank of the Santa Rita Mountains approximately 30 miles southeast of the city of Tucson Arizona. The property occupies flat to mountainous topography at a surface elevation ranging from 4,000 feet to 6,290 feet and at geographical coordinates of approximately 31° 50’ N and 110° 45’ W.

Ownership

The Rosemont deposit is the principal known area of mineralization on the Rosemont Property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 15,000 acres (6,100 hectares). Augusta first became interested in the Rosemont deposit in 2005 and after completing a two phase drilling program in 2005 and 2006, Augusta completed the purchase of a 100 percent interest in the property in March 2006. The purchase is subject to a 3% Net Smelter Return (NSR).

Geology and Mineralization

The Rosemont deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern USA deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes. Broadly disseminated sulfide mineralization occurs in the Paleozoic units. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units.

Exploration and Sampling

In 2008, Augusta completed a 20-hole, 17,522 foot diamond drilling program, along with the sampling of 10 previously drilled geotechnical holes. Previously in 2006, Augusta completed a 40-hole, 68,727 foot diamond drilling program on the deposit, consisting of resource, geotechnical, and metallurgical holes. In 2005, Augusta carried out a 15-hole, 27,402 foot diamond drilling program. The results of all of these drilling programs have been integrated with approximately 210,000 feet of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in this report. This work was incorporated into an updated mineral resource statement provided in a WLRC Technical Report dated December 4, 2008 herein referred to as the 2008 Mineral Resource Update.

Mineral Resource and Mineral Reserve Estimates

A block grade model of the Rosemont deposit was constructed using MEDSystem® software using a geologic model developed in Gemcom® by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-foot composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to NI 43-101 standards. The mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Updated measured and indicated mineral resource estimates for the Rosemont deposit are summarized in Tables 1-1 and 1-2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 1-3. Inferred mineral resource estimates are shown in Table 1-4. US units are used in these estimations, where tons refer to short tons (2000 lbs). The mineral resource estimates contained herein are effective as of October 22, 2008.

Table 1-1 Rosemont Deposit Measured Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	21,600	0.20	-	-	0.20	85	-	-	85
0.15	14,600	0.23	-	-	0.23	68	-	-	68
0.20	7,500	0.30	-	-	0.30	45	-	-	45
Mixed:
0.15	4,900	0.65	0.007	0.08	0.78	64	0.7	0.4	76
0.20	4,800	0.66	0.007	0.08	0.79	64	0.7	0.4	76
0.25	4,700	0.67	0.007	0.08	0.80	63	0.7	0.4	75
0.30	4,500	0.69	0.007	0.08	0.82	62	0.6	0.4	73
Sulfides:
0.15	132,300	0.50	0.016	0.14	0.78	1,330	42.3	18.4	2,060
0.20	119,100	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
0.25	106,900	0.58	0.017	0.16	0.87	1,230	36.4	16.6	1,870
0.30	96,100	0.61	0.017	0.16	0.91	1,170	32.7	15.6	1,750

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-2 Rosemont Deposit Indicated Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	81,700	0.20	-	-	0.20	332	-	-	332
0.15	51,400	0.25	-	-	0.25	260	-	-	260
0.20	27,400	0.33	-	-	0.33	180	-	-	180
Mixed:
0.15	34,300	0.49	0.005	0.05	0.58	334	3.4	1.5	394
0.20	33,500	0.50	0.005	0.05	0.58	332	3.3	1.5	391
0.25	32,200	0.51	0.005	0.05	0.59	326	3.2	1.5	383
0.30	29,400	0.53	0.005	0.05	0.62	311	2.9	1.4	363
Sulfides:
0.15	464,500	0.44	0.014	0.11	0.68	4,120	130.1	52.0	6,340
0.20	404,700	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
0.25	351,200	0.52	0.016	0.13	0.80	3,680	112.4	45.7	5,610
0.30	305,200	0.56	0.016	0.14	0.84	3,430	97.7	42.1	5,120

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-3 Rosemont Deposit Combined Measured and Indicated Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	103,400	0.20	-	-	0.20	417	-	-	417
0.15	66,000	0.25	-	-	0.25	328	-	-	328
0.20	35,000	0.32	-	-	0.32	224	-	-	224
Mixed:
0.15	39,100	0.51	0.005	0.05	0.60	398	4.1	1.9	471
0.20	38,300	0.52	0.005	0.05	0.61	396	4.0	1.9	467
0.25	36,900	0.53	0.005	0.05	0.62	389	3.9	1.9	458
0.30	33,900	0.55	0.005	0.05	0.64	373	3.5	1.8	436
Sulfides:
0.15	596,800	0.46	0.014	0.12	0.70	5,440	172.4	70.4	8,410
0.20	523,800	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940
0.25	458,100	0.54	0.016	0.14	0.82	4,910	148.8	62.3	7,480
0.30	401,300	0.57	0.016	0.14	0.86	4,600	130.4	57.7	6,870

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-4 Rosemont Deposit Inferred Mineral Resources (Excludes Measured & Indicated)

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	30,400	0.24	-	-	0.24	147	-	-	147
0.15	17,800	0.33	-	-	0.33	117	-	-	117
0.20	12,700	0.39	-	-	0.39	100	-	-	100
Mixed:
0.15	21,100	0.35	0.004	0.02	0.41	148	1.7	0.3	175
0.20	19,100	0.37	0.004	0.01	0.43	141	1.5	0.3	164
0.25	14,500	0.42	0.004	0.02	0.48	121	1.2	0.2	139
0.30	12,200	0.45	0.003	0.02	0.49	109	0.7	0.2	121
Sulfides:
0.15	208,800	0.38	0.007	0.06	0.50	1,600	29.2	12.1	2,110
0.20	160,600	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880
0.25	133,800	0.49	0.008	0.08	0.63	1,320	21.4	10.0	1,700
0.30	105,000	0.56	0.008	0.09	0.70	1,170	16.8	8.9	1,470

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Augusta’s 2008 drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 562 million tons of measured and indicated combined-mixed-plus sulfide mineral resources grading 0.50% Cu, 0.015% Mo, and 0.12 ounces per ton Ag, at a 0.20% Cu cutoff. An additional 180 million tons of inferred sulfide mineral resources are estimated at a grade of 0.44% Cu using the same cutoff. Augusta’s recent drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, geologic and metallurgical studies conducted by Augusta have shown the potential for considering the oxide copper mineralization that overlies the sulfide deposit. Estimated measured and indicated oxide mineral resources total nearly 103 million tons grading 0.20% Cu, at a 0.10% Cu cutoff. An additional 30 million tons of inferred oxide mineral resource are estimated at a grade of 0.24% Cu, using the same cutoff.

The classification of currently inferred sulfide and oxide mineral resources can potentially be improved with further drilling. Additional mineral resources may be found in extensions to the north and east of the Rosemont deposit. Mineralization also is known to occur in the Broadtop Butte, Copper World and Peach-Elgin deposits on the Rosemont Property, which could potentially add to the total mineral resource base of the Rosemont area.

The Rosemont deposit’s proximity to the topographic surface makes it amenable to open pit mining methods. Lerchs-Grossman analyses of economic pit limits were conducted using a variety of metal prices and operating costs. A base case mining pit shell generated at metal prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag and anticipated operating costs was used to design an ultimate pit for mineral reserve estimation and subsequent mine planning. The mineral reserve estimation work was performed by or under the direction of Mr. Robert Fong, P. Eng., Moose Mountain Technical Services (MMTS) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Rosemont mineral reserves have been estimated from only measured and indicated mineral resources; all inferred resources have been treated as waste. Net Smelter Returns (NSRs) were computed as a means of aggregating the net recoverable value of the three primary metals in sulfide rock types; only copper was used in calculating oxide NSRs. No recovery of molybdenum and silver is projected from oxide ore leaching and only quartz monzonite porphyry (QMP), andesite and arkose rock types were considered as potential oxide leach ore (no NSRs were computed for other oxide rock types). An internal NSR cutoff of $3.56/ton was used for sulfide mill ore and $2.19/ton was used for oxide leach ore. Table 1-5 summarizes the estimated mineral reserves for the Rosemont deposit as of the date of this report.

Table 1-5 Rosemont Mineral Reserves

Classification	Sulfides >= 3.56 $/ton NSR Cutoff					Oxides >= 2.19 $/ton NSR
	Ktons	NSR $/t	TCu %	Mo %	Ag oz/t	Ktons	NSR $/t	TCu %
Proven	141,999	14.19	0.48	0.015	0.13	16,250	3.91	0.18
Probable	404,339	13.12	0.45	0.015	0.11	53,724	3.77	0.17
Total	546,338	13.40	0.45	0.015	0.12	69,974	3.80	0.17

At prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag, combined proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total nearly 546 million tons grading 0.45% Cu, 0.015% Mo and 0.12 oz/ton Ag. Proven and probable oxide mineral reserves total about 70 million tons grading 0.17% Cu. The pit contains a total of about 1.85 billion tons of material, of which 616 million tons are mineral reserves and 1.23 billion tons are waste rock, resulting in a stripping ratio of 2.0:1 (tons waste per ton of ore). Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 4.93 billion pounds of copper, 161 million pounds of molybdenum and 65 million ounces of silver. Contained metal in proven and probable oxide mineral reserves is estimated at 241 million pounds of copper. All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Tables 1-1 through 1-3.

The Rosemont ultimate pit contains approximately 54 million tons of inferred sulfide mineral resources and nearly 8 million tons of inferred oxide mineral resources that are above respective sulfide and oxide NSR cutoffs of $3.56/ton and $2.19/ton. These resources are included in the waste estimates presented in the previous paragraph. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded.

Mining

Six internal mining phase designs were also developed, bringing the total number of phases to seven. A production scheduling analysis was conducted to determine preproduction and long-term waste rock stripping rates. This scheduling was based on a milling rate of 75,000 tons per day (tpd), operating 365 days per year, for a total sulfide ore feed of 27.375 million tpy. Oxide ore will be delivered to the leach pad as it is encountered during the course of mining. Mine and plant operations will be scheduled for continuous coverage, using two 12-hour shifts per day, seven days per week. Ramp-up schedules were developed for preproduction stripping and sulfide ore milling during the first year of plant operations.

Mining sequence plans were developed on a quarterly basis through the end of Year 2 and on an annual basis through Year 7. Additional plans include mining progress through the end of Year 10, Year 15 and Year 21 (end of mining). A production schedule was then generated from these mining plans, indicating a project operating life of 20.1 years using only proven and probable mineral reserves. Peak mining rates of 318,000 tpd of total material (ore and waste) will be realized in Year 1. Typical mining rates during Years 3-6 will be 224,000 tpd of waste rock and oxide ore, or 299,000 tpd of total material (including 75,000 tpd of sulfide ore). Minimum oxide ore will be recovered after Year 6, and typical mining rates during Years 7 to 10 will be 299,000 tpd of ore and waste. A 15-month preproduction stripping program will be required to open the deposit up for initial ore deliveries to the mill.

Overburden and other waste rock encountered in the course of mining will be placed into a waste rock storage (WRS) area located to the southeast and south of the planned open pit and into the dry stack tailings area, where dewatered mill tailings will be placed behind waste rock containment buttresses. The dry stack tailings area is north of the WRS area and east-northeast of the pit. The oxide ore heap leach pad will be located between the dry stack tailings area and the initial WRS area.

The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including up to: three 12.25 -inch-diameter rotary blasthole drills, three 70-cu-yd electric mining shovels, two 36-cu-yd front-end loaders, twenty four 320-ton off-highway haul trucks, five 580- to 850-hp crawler dozers, three 500-hp rubber-tired dozers, three 270- to 500-hp motor graders and three 30,000-gallon off-highway water trucks. Four rotating crews will be used for continuous operator and maintenance coverage. Peak manpower (and equipment) levels will occur in Years 11-15, with 45 supervisory and technical personnel, 150 workers in mine operations and 79 in mine maintenance, totaling 274 people.

Metallurgical Testing

The earliest existing records of metallurgical testing are from the period 1974 - 1975, at which time grinding and flotation tests were performed. In the first half of 2006, Augusta initiated test work to provide a better understanding of the metallurgy of the Rosemont deposit and establish the design criteria for the design of a process facility.

The Rosemont sulfide ore was tested to determine grinding and flotation criteria. The test work indicates a process of crushing and grinding the ore to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals. A molybdenite concentration circuit to treat the bulk flotation concentrate will be able to produce a molybdenite concentrate.

The Rosemont oxide ore was tested to determine heap leaching design criteria. The test work indicates that a heap leach process on run of mine ore can recover the copper into a pregnant leach solution (PLS) that can be subsequently processed in a solvent extraction – electrowinning (SX-EW) circuit.

Process Flowsheet

Both sulfide and oxide copper ore will be processed. Sulfide ore will be transported from the mine to the primary crusher by off-highway haulage trucks then conveyed to the concentrator facilities. Oxide ore will be transported from the mine to a run of mine heap leaching facility by the off-highway haulage trucks. Copper concentrate produced at the concentrator facility will be loaded into highway haul trucks and transported to a concentrate smelter and metal refinery. Molybdenum concentrate produced at the concentrator facility will be bagged and loaded onto trucks for shipment to market. Oxide ore will be leached with acidic solution and the leach solution will be processed using solvent extraction electrowinning (SX-EW) technology to produce high purity cathode copper plates (cathodes). The copper cathodes will be loaded onto trucks for shipment to market.

The process selected for recovering the copper and molybdenite minerals can be classified as “conventional”. The sulfide ore will be crushed and ground to a fine size and processed through mineral flotation circuits.

The process selected for the recovery of copper from the oxide ore can be classified as “conventional”. The oxide ore will be heap leached and the copper recovered from the leach solution using solvent extraction – electrowinning technology.

Extraction Rates

Sulfide ore metal recoveries for operating years 1 through 3 are indicated by the test work to be for copper (85%), gold (73%), and silver (77%) in a copper concentrate, and molybdenum (72%) in a molybdenite concentrate.

Sulfide ore metal recoveries for operating years 4 through 7 are indicated by the test work to be for copper (83%), gold (73%), and silver (76%) in a copper concentrate, and molybdenum (65%) in a molybdenite concentrate.

Sulfide ore metal recoveries for subsequent years are indicated by the test work to be for copper (84%), gold (73%), and silver (78%) in a copper concentrate, and molybdenum (56%) in a molybdenite concentrate.

Oxide ore copper recovery is indicated by the test work to be 65%.

Process Reagents

Reagent consumption rates for the full scale plant operation have been estimated from the test results. The reagents that will be used in the sulfide circuit are considered to be “conventional”. Consumption rates for collectors is estimated to be about 0.164 lbs/ton of sulfide ore, lime about 1.797 lbs/ton, and modifiers, frothers and other about 0.166 lbs/ton. The molybdenite recovery circuit will consume about 0.2125 lbs/ton of sulfide ore in modifiers, collectors, and frothers.

In the oxide ore leaching circuit, sulfuric acid consumption is estimated to be 30.0 lbs/ton ore. In the SX-EW circuit, extractant consumption is estimated to be 0.0002 lbs/lb cathode copper, diluent at 0.001 lbs/lb, all other electrowinning additives 0.0107 lbs/lb, and solution filtering additives at 0.08 lbs/lb.

Power

The power supply for the Rosemont mine and process facilities will be administered by Tucson Electric Power (TEP) under a shared service agreement with TRICO, a local cooperative. The estimated connected load for the project is 139 MW, and will be supplied by a minimum of a 138 kV line to site. The estimated operating load for the project is approximately 106 MW.

The “Option D” proposed by Rosemont, accesses initial construction power from an existing 46 kV line at the Greaterville substation (4.5 miles new line).

For the higher power load required to operate the mine, new construction of 16 miles of 138 kV line is required. The first 4 miles upgrade the TEP transmission system to a new Rosemont substation at or near Wilmot Junction (Section 25). These 4 miles provide a system upgrade to allow a cross tie between the Vail and South Substations. Either South or Vail could provide source to the new Rosemont Substation. From Rosemont substation, a new 12 mile long radial 138 kV line would be built. This radial line is assumed retained by Rosemont. This “Option D” was developed by KR Saline engineers of Arizona to efficiently utilize planned and scheduled system upgrades as included in long term planning documents on file with the Arizona Corporation Commission.

The Arizona State Line-Siting-Committee has established the process to review new power line routes for Rosemont, and the preferred routing and permit application is underway.

Water

The fresh water requirements for the Rosemont facilities are about 5,000 acre-feet per year with a peak demand of 5,000 gallons per minute (gpm) and an average demand of 3,370 gpm. All gallons in this report are United States gallons. Water will come from wells located west of the Santa Rita Mountains and will be pumped to the fresh water and fire water storage tank located at the Rosemont site.

The daily usage for potable water is about 17,000 gallons per day, fresh water makeup is 4.8 million gallons per day, and the recycle process water is 37 million gallons per day. There is also a fire water distribution system throughout the mine site.

Augusta has committed to recharging the Santa Cruz aquifer with available Central Arizona Project (CAP) water.

A summary description of the fresh water system is included in Section 1.25.7 of the 2009 Feasibility Study.

Permits

Permitting for the Rosemont Project involves federal approvals and requires compliance with the NEPA. This in turn requires an EIS and compliance with the Endangered Species Act (ESA) and the National Historic Preservation Act (NHPA). A MPO was submitted to the US Forest Service on July 11, 2007 to initiate the EIS and start the permitting process. Major federal permits required to construct and begin operation of the Rosemont Project includes a Clean Water Act (CWA) Section 404 permit for discharge of fill material to onsite washes. Major state permits include an aquifer protection permit, a 401 Certification, and an Arizona Pollution Discharge Elimination System (AZPDES) general storm water permit. The only major local permit required is a Pima County Clean Air Act (CAA) Title V air quality permit. Other permits which do not affect the timeline for project permitting and subsequent start up include explosives permits, nuclear instrumentation licenses, hazardous waste identification, tracking numbers and spill control plans. A list of permits is provided in Section 1.25.8 of the 2009 Feasibility Study.

Operating Costs

The mine operating costs were derived from equipment hours and cycle times developed by Moose Mountain from their Mine Plan. Rebuild costs for major equipment were generated from vendor supplied component replacement schedules and URS Washington Mining Division’s data base for similar projects and equipment. Mining costs supplied by others were checked by URS Washington Division who built the estimate and was the QP. The average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include: clearing of vegetation, removal of topsoil, drilling, blasting, loading, hauling, road and dump maintenance, regrading, mine operations supervision, craft labor and subcontractor costs.

Mill process operating costs in Year 2 average $3.34/ton of mill ore which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

Operating costs for the SX-EW process in Year 2 average $0.92/ lb. of cathode copper which includes heap leach pad, solvent extraction, tank farm, electrowinning and SX-EW ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

The average operating cost for the supporting facilities and general administrative expenses in Year 2 is $0.27/ton of sulfide ore. The supporting facilities include laboratory, safety and environmental, accounting, human resources, security and the general manager’s office.

The overall site direct operating cost estimate by cost center in Year 2 is shown in Table 1-6 below. All costs are based on estimates in the fourth quarter 2008 with an accuracy of ± 10%.

Table 1-6 Summary of Operating Costs

Based on Year 2 of Operations

Annual Cost ($000)
Mining	70,141
Mill Operations	91,452
SX-EW Operations	18,398
Support Facilities and G&A	8,974

Total	188,965

Capital Cost Estimate

The total capital cost estimate to design, construct and commission the Rosemont facilities is estimated to be $897 million for the combined sulfide and oxide plant. The estimate includes the direct field cost for constructing the project at $713 million as well as $185 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency and Owner’s cost. An incremental cost for the oxide plant was estimated to be $65 million with $54 million for the direct costs and $11 million for indirect costs and are based on fourth quarter 2008 cost estimates with an accuracy of ± 15% with no allowance provided for escalation, interest, foreign currency, hedging, or financing during construction.

Financial Analysis

The Rosemont Project economics were done using a discounted cash flow model. The study evaluated a sulfide concentrate plant with a heap leach SX-EW plant for the treatment of the oxide copper reserves. Costs are in constant fourth quarter 2008 US dollars with no provisions for cost escalation. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is 21 years.

The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Metal prices used in the evaluation are listed in Table 1-7.

Table 1-7 Base Case and Historical Metals Prices

	60/40 WEIGHTED AVERAGE *	3 YEAR HISTORICAL AVERAGE
COPPER	$ 2.47 / POUND	$ 3.14 / POUND
MOLYBDENUM	$22.70 / POUND	$29.05 / POUND
SILVER	$12.40 / OUNCE	$13.32 / OUNCE
GOLD	$784.65 / OUNCE	$723.48 / OUNCE

*60/40 weighted average of the 36 month historic price and the 24 month futures price forecast

In addition to the above metal sales price cases, a case of long term metal prices was also evaluated. Long term metal prices were assumed at $1.85/lb Cu, $15.00/lb Mo, $12.00/oz Ag and $750.00/oz Au.

Table 1-8 Long Term Metals Prices

Copper	$ 1.85/lb
Molybdenum	$ 15.00/lb
Silver	$ 12.00/oz
Gold	$ 750.00/oz

The after tax financial results for the three metal pricing scenarios are shown in Table 1-9.

Table 1-9 Financial Indicators (After Tax)

	Base Case (60/40 split)	Historical 36 Months	Long Term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback Years	3.1	2.3	5.0

Author’s Conclusions

The after-tax IRR is above the Owner’s project criteria of 15%, therefore the project should continue to advance with basic engineering and permitting. In the meantime, the copper price should stabilize somewhat, as it is presently below the $1.85/lb price used in this study, although it is not below either the last three (3) years historical plus two (2) years futures average or the three (3) year historical average. Using the spot prices of end of month December 2008 of $1.36/lb Cu, $11.00/lb Mo, $10.79/oz Ag, $869.75/oz Au yields a after-tax IRR of 7.7% .

The downward trend in capital equipment and commodity cost that started in October 2008 is not reflected herein. It may result in even more favorable economics.

Author’s Recommendation

The project should proceed with basic engineering and permitting. While that is ongoing, the copper price trend should become more evident following the financial market turmoil of 2008.

Augusta’s Objectives for 2010

Augusta’s key objective for 2010 is to continue the development of the Rosemont Project toward completing the EIS process and receiving the ROD. To accomplish this, Augusta will have to secure all remaining required regulatory permits through the federal state and local regulatory process while developing community relations. In addition, Augusta will need to advance detailed engineering and project management with the intention of being field ready for construction by the fourth quarter of 2010. Augusta will also need to complete acquisition of land positions strategic to the Rosemont Project development and procurement of water used for mitigation of future water demand during the planned operation of the Rosemont mine. Finally, Augusta will need to follow through with its project financing strategy that will see 65%-70% of the estimated $900 million capital cost comprising of equipment, concentrate off-take and bank debt financings. The remaining project capital cost will be secured largely through sales of precious metals by-products such as the sale of life of mine silver and gold metals production to Silver Wheaton which was announced in February 2010.

ITEM 5:             DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:             DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2009 there were 119,000,480 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

ITEM 7:             MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX and NYSE Amex. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX and NYSE Amex.

High and Low Prices and Volume on a monthly basis for Fiscal 2009
	TSX			NYSE AMEX
Period	High Cdn$	Low Cdn$	Volume	High U.S.$	Low U.S.$	Volume
December 2009	3.05	2.51	2,560,899	2.90	2.40	5,530,312
November 2009	2.99	2.52	2,248,532	2.85	2.33	4,849,982
October 2009	3.78	2.43	2,810,639	3.61	2.24	8,307,266
September 2009	3.10	1.95	2,392,703	3.17	1.77	11,193,820
August 2009	2.19	1.89	4,938,745	2.05	1.70	4,272,327
July 2009	2.34	1.51	1,295,313	2.08	1.32	3,807,850
June 2009	2.84	1.85	948,221	2.55	1.59	4,130,810
May 2009	2.84	2.10	1,585,677	2.40	1.80	4,530,601
April 2009	2.44	1.65	3,687,194	1.99	1.30	6,250,437
March 2009	1.79	0.87	2,430,304	1.50	0.66	5,114,860
February 2009	1.24	0.51	10,497,736	0.98	0.45	3,309,776
January 2009	1.14	0.59	846,600	0.94	0.48	6,529,800

At the date of this AIF Augusta had outstanding 8,432,467 stock options, 3,350,000 warrants, 213,554 compensation options and 243,334 restricted share units, which in aggregate may result in the issuance of 12,239,355 common shares. In respect of the stock options, 6,432,453 are vested. The outstanding stock options are exercisable at between Cdn$0.68 and Cdn$4.97 and expire between March 28, 2010 and December 3, 2018. No restricted share units are vested. The restricted share units were issued at a deemed price of Cdn$2.41 and expire on December 31, 2013. All of the warrants were issued on April 17, 2009 in connection with the Private Placement and are exercisable until April 17, 2010 at an exercise price of Cdn$2.30. The compensation options were issued on August 19, 2009 in connection with the 2009 Prospectus Offering and are exercisable until August 6, 2010 at an exercise price of Cdn$2.19.

ITEM 8:             DIRECTORS AND OFFICERS

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Timothy C. Baker(2) (3) Toronto, ON, Canada

Director of the Company; Executive VP and Chief Operating Officer of Kinross Gold Corporation since June 2006. Executive General Manager of Placer Dome Chile between January 2005 and June 2006. Between July 2003 and December 2004 he was Managing Director, Placer Dome Tanzania. Kinross is a gold mining company with mines and projects in the US, Brazil, Chile, Ecuador and Russia.

		Not Applicable	September 11, 2008
Donald B. Clark Richmond, BC, Canada

Director of the Company; VP Administration between May 2006 and January 2010. CFO of the Company between June 2004 and July 2006; Director of Sargold Resource Corporation between May 1998 to October 2007; CFO of Sargold between May 2004 and July 2006; President and CEO of Wildcat Silver Corporation between February 2006 and July 2008 and Director since February, 2006; President of Ventana Gold Corp. between March 2006 and July 2008 and Director between March 2006 and October 2009. Wildcat and Ventana are all mineral exploration and development companies.

		June 21, 1996	February 1, 1996
Gil Clausen Denver, CO, USA	President, CEO and Director of the Company;	April 18, 2005	March 28, 2005
W. Durand Eppler(1) (2) (3) Denver, CO, USA

Lead Director of the Company; Founding partner of New World Advisors, LLC (since August 2004) and Sierra Partners, LLC (since May 2005), CEO and Director of Coal International, Plc. between July 2005 and August 2008. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies.

		Not Applicable	June 15, 2005

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Christopher M.H. Jennings(2) (3) Grand Cayman, Cayman Islands, BWI

Director of the Company; Non-executive Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo between 1992 – 2007; Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005;

		Not Applicable	April 2002
Michael A. Steeves(1) (2) Richmond, BC, Canada

Director of the Company; Director of Zazu Metals Corporation since since November 2007 and President and Chief Operating Officer between November 2007 and August 2009. Consultant to the base metal industry between August 2005 to November 2007.

		Not Applicable	June 8, 1999
Robert P. Wares(1) (3) Montreal, QC, Canada

Director of the Company; Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006. He was President of Osisko from September 1998 to early 2006. Osisko is a Canadian mining development company holding interests in several properties located in Quebec, Canada and Brazil, South America.

		Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada

Executive Chairman of the Company; Chairman of the Company between April 2005 and July 2008; VP Corporate Development of the Company between May 2006 and July 2008; President of the Company between April 1999 to April 2005; Chairman of Wildcat Silver Corporation since July 2008; Chairman of Ventana Gold Corp. since July 2008 and CEO between July 2008 and August 2009; CEO and Chairman of Sargold Resource Corporation between May 1998 to October 2007 and President between May 1998 and December 2006 and May 2007 and October 2007. Wildcat and Ventana are mineral exploration and development companies.

		February 1, 1996	February 1, 1996
Gordon Jang Vancouver, BC, Canada

VP, Corporate Controller of the Company; Corporate Controller for EuroZinc/Lundin Mining Corporation between March 2005 and February 2009; Corporate Controller for Pan American Silver Corp. between March 1994 and March 2005.

		March 1, 2009	Not Applicable

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Lance C. Newman Highlands Ranch, CO, USA

VP, Project Development of the Company; VP Metallurgical Operations for the Company between August 2006 and November 2007; Refinery Manager for Stillwater Mining Company between March 1997 and August 2006.

		August 2, 2006	Not Applicable
Rodney O. Pace Tucson, AZ, USA

VP, Operations of the Company and President and CEO of Rosemont Copper Company. VP Operations and General Manager of Rosemont Copper Company between January 2008 and May 2009; Consultant to the Mining Industry between September 2006 and December 2007; VP North American Operations, URS Washington Division (formerly Washington Group International, Inc.) – Mining Division between January 2002 and August 2006.

		January 1, 2008	Not Applicable
Raghunath N. Reddy Denver, CO, USA

Senior VP and CFO for the Company; VP Finance for the Company between November 2007 and November 2008; Director of Finance, URS Washington Division (formerly Washington Group International, Inc.), between July 1998 and November 2007.

		November 26, 2007	Not Applicable
Mark G. Stevens Denver, CO, USA	VP Exploration of the Company; Chief Geologist for the Company between August 2006 and November 2008; Chief Geologist with Pincock, Allen & Hold between March 1988 and August 2006.	December 1, 2008	Not Applicable
James A. Sturgess Centennial, CO, USA

VP Sustainable Development for the Company; VP Projects and Environment for the Company between September 2005 and February 2008; Senior Associate for Stantec Consulting Inc., an environmental consulting firm, between December 2000 and October 2005.

		October 1, 2005	Not Applicable
Purni Parikh Burnaby, BC, Canada

Corporate Secretary for the Company; Corporate Secretary for Wildcat Silver Corporation since February 2010 and previously between November 2006 and February 2009 and for Ventana Gold Corporation since February 2010 and between April 2007 and February 2009 and for Sargold Resource Corp. between June 2000 and October 2007. Wildcat and Ventana are mineral exploration companies.

		July 1999	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As at the date of this AIF, the directors and officers of the Company, as a group owned, directly or indirectly, or exercised control or direction over 16,006,055 common shares representing 13.45% of the total number of common shares outstanding.

Cease Trade Orders and Bankruptcies

Except for as provided below, no director or executive officer of the Company is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to file the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard Warke, Executive Chairman of the Company and Donald Clark, Director of the Company, are and were at the time the order was issued directors of Cybercom.

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald Clark, Michael Steeves, and Robert Wares, directors of the Company, are and were at the time the order was issued directors of Wildcat.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (a)is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or (b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors – Augusta’s officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9:                INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2009 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ending December 31, 2009 which is incorporated here by reference and available on SEDAR at www.sedar.com.

Legal Proceedings

In January 2009 Augusta reached an agreement with ASARCO that fully and finally resolved the lawsuit ASARCO filed against Augusta and other defendants on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding pending in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont Property, which Augusta acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the US Bankruptcy Court for the Southern District of Texas Corpus Christi Division issued an Order of Dismissal pursuant to which all claims pending between ASARCO and the Company were hereby dismissed with prejudice with each party to bear its own fees, costs and expenses.

Pursuant to the settlement agreement, Augusta paid ASARCO the sum of $250,000 cash, in addition to sums the other defendants paid. Once commercial mine operations commence at the Rosemont Property, Augusta will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement, Augusta has the right of a pre-production, pre-payment option for these annual payments at the net present value of the aggregate annual payments, using an agreed 18% discount rate. It may elect to exercise this option at any time up to and during mine production.

ITEM 10:              TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Investor Services Inc. located at 510 Burrard Street - 3rd Floor, Vancouver, B.C. V6C 3B9, Canada with co-agent offices in Toronto, Ontario and Glendale, Colorado.

ITEM 11:              MATERIAL CONTRACTS

The only material contracts entered into by the Company during the year ended December 31, 2009 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

(a)	Sumitomo Loan Agreement between the Company’s wholly owned subsidiary, Rosemont Copper Company and Sumitomo dated June 17, 2008 described under the heading “General Development of the Business”;

(b)

First Amendment to the Sumitomo Loan Agreement between Rosemont Copper Company and Sumitomo dated January 12, 2009 and effective October 1, 2008 described under the heading “General Development of the Business”;

(c)	Second Amendment to the Sumitomo Loan Agreement between Rosemont Copper Company and Sumitomo dated March 31, 2009 described under the heading “General Development of the Business”; and

(d)

Precious Metals Purchase Agreement between the Company, Augusta Resource (Barbados) SRL, Silver Wheaton (Cayman) Ltd. and Silver Wheaton Corp. dated as of February 10, 2010 described under the heading “General Development of the Business”

Each of these contracts is available under the Company’s profile on SEDAR at www.sedar.com.

ITEM 12:              INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7, the Company’s independent auditors provided an auditor’s report dated March [25], 2010, in respect of the Company’s financial statements for the years ended December 31, 2009 and 2008.

(ii)

Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation was the principal author responsible for the overall preparation of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(iii)

Mr. William L. Rose, P.E. of WLR Consulting Inc., was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2008;

(iv)

Mr John Ajie, P.E. of URS Washington Division, was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2008;

(v)

Mr. Thomas L. Drielick, P.E. of M3 Engineering & Technology Corporation was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2008;

(vi)

Mr. Robert Fong, P.E. of Moose Mountain Technical Services was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2008.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts..

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta.

ITEM 13:              AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under MI 52-110 companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of the following directors, Robert P. Wares, Michael A. Steeves (Chair), and W. Durand Eppler. All are independent and financially literate as defined in Multilateral Instrument 52-110 (“MI 52-110”).

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Steeves, the Chairman of the Audit Committee, is a Chartered Financial Analyst, earned at the University of Virginia, and also earned a MSC from the University of Manitoba. He has had a long career in the mining industry as Senior Mining Analyst for Loewen Ondaatje McCutcheon and Scotia McLeod for six years and latterly as VP / Director Investor Relations for various mining/resource companies for fifteen years, including Glamis Gold Ltd. from 2002 to 2005. From November 2007 to August 2009, Mr. Steeves was President and Chief Operating Officer and Director of Zazu Metals Corporation a TSX listed company. Mr. Steeves remains as a director of Zazu Metals. Mr. Steeves also serves on the board and audit committee of Ventana Gold Corp.

Mr. Wares earned a BSc at McGill University and a P. Geo from the Quebec Order of Geologists. He has been Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006 prior to which he was President of Osisko since September 1998. Osisko is listed on the TSX. Mr. Wares also serves on the board and audit committee of Wildcat.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. Newmont is currently the second largest gold mining company worldwide.

He earned a BA from Middlebury College and a MS from the Colorado School of Mines. He serves as a director of Vista Gold Corporation and Golden Minerals Company.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to C$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed in Canadian dollars by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees (3)	All Other Fees(4)
2008	$258,000	Nil	Nil	$880
2009	$259,500	$60,000	$3,330	$119,500

(1)	The aggregate audit fees billed and accrued.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Corporate income tax review fees.
(4)	Prospectus and IFRS related work.

ITEM 14:              ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

	(a)	compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review, financial and accounting advisory services for the Corporation;

	(b)	any independent counsel or other adviser retained by the committee; and

	(c)	ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1	Membership.

(a)	The Committee will be comprised of not less than three members of the Board.

(b)

All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the NYSE Amex Equities (the “NYSE Amex”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)

One of the members of the committee will be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE Amex (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(d)	No director who serves on the audit committees of more than three public corporations other than the Corporation will be eligible to serve as a member of the committee.

(e)

Each member of the committee will be appointed by the Board on an annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i) the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii) the death of the member; or

(iii) the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

(f)	If not appointed by the Board, the chairman of the committee will be elected by the committee from among their members from time to time.

(g)

A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

(h)	The secretary of the committee will be such person as may be appointed by the committee.

4.2	Attendance at Meetings.

(a)	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)

The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)

Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

(d)	The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1		The committee will:

	(a)	be directly responsible for:

		(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

		(ii)	the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

		(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

		(iv)	if deemed appropriate by the committee, the replacement of the incumbent external auditors;

	(b)	consider and oversee the independence of the external auditors, including:

		(i)	reviewing the range of services provided in the context of all consulting services bought by the Corporation,

		(ii)	requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

		(iii)	discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

		(iv)	otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)

assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the NYSE Amex;

(d)

be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)

consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)	be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE Amex;

(g)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the NYSE Amex;

(h)	set clear hiring policies for employees or former employees of the Corporation’s external auditors;

(i)	gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)	gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)	review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)	review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)	review any legal matters which could significantly impact the financial statements as reported on by the general counsel or management and meet with outside counsel whenever deemed appropriate;

(o)

review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)	pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)	focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)	review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)	meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)	assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i) actual financial results for the interim period varied significantly from budgeted or projected results,

(ii) generally accepted accounting principles have been consistently applied,

(iii) there are any actual or proposed changes in accounting or financial reporting practices,

(iv) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)	review, prior to the commencement of each annual audit:

(i)

the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii)	the appropriateness and reasonableness of the proposed audit fee;

(v)

meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)	endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)

obtain regular updates from management and the company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance to the extent applicable;

(y)	ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(z)	if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(aa)	review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(bb)

work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(cc)	generally, perform other functions as may be requested from time to time by the Board.

Adopted November 13, 2009